Exhibit 99.1

Excerpts from Bayer AG’s Q3 2016 earnings call held on October 26, 2016:

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

BAYN.DE - Q3 2016 Bayer AG Earnings Call

EVENT DATE/TIME: OCTOBER 26, 2016 / 12:00PM  GMT

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CORPORATE PARTICIPANTS

Juergen Beunink Bayer AG - Head of IR

Werner Baumann Bayer AG - Chairman & CEO

Dieter Weinand Bayer AG - Head, Pharmaceuticals

Johannes Dietsch Bayer AG - CFO

Erica Mann Bayer AG - Head, Consumer Health

Liam Condon Bayer AG - Head, CropScience

CONFERENCE CALL PARTICIPANTS

Tim Race Deutsche Bank - Analyst

Florent Cespedes Societe Generale - Analyst

Peter Verdult Citigroup - Analyst

Jeremy Redenius Bernstein - Analyst

Richard Vosser JP Morgan Cazenove - Analyst

Vincent Meunier Morgan Stanley - Analyst

Luisa Hector Exane BNP Paribas - Analyst

Damien Conover Morningstar - Analyst

Sachin Jain Bank of America Merrill Lynch - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to Bayer’s investor analyst conference call on the third-quarter 2016 results.

(Operator Instructions)

I would now like to teleconference over to Mr. Juergen Beunink, head of investor relations of Bayer AG. Please go ahead, sir.

Juergen Beunink - Bayer AG - Head of IR

Thank you, Emma. Ladies and gentlemen, good afternoon and welcome to our conference call also on behalf of my colleagues.

Today we’d like to review our third-quarter figures with you. With me on the call are Werner Baumann, our CEO, and Johannes Dietsch, our CFO. Pharma is represented by Dieter Weinand, Consumer Health by Erica Mann and Crop Science as well as Animal Health by Liam Condon.

Werner will start off with a brief summary of the developments in the third quarter. We assume you’ve all received and reviewed our interim report, the briefing document and the presentation slide, so we will just focus on the main points.

Before handing over to Werner I’d like to draw your attention to the Safe Harbor statement and the additional information.

Thank you. Werner.

Werner Baumann  - Bayer AG - Chairman & CEO

Thank you, Juergen, and ladies and gentlemen, good afternoon. It is my pleasure to welcome you to our quarter-three conference call.

During the third quarter we continued our growth path and further improved sales and earnings. Pharmaceuticals again delivered a very good business performance, Consumer Health showed a moderate increase in sales and our Crop Science business performed successfully in a persistently difficult market environment.

Based on our operational achievements in quarter three and our expectations for the remainder of the year, we are increasing our 2016 guidance for core EPS. As announced on September 14, we signed a definitive merger agreement under which we will acquire Monsanto for $128 per share in an all-cash transaction.

Monsanto’s Board of Directors, Bayer’s board of management and Bayer’s supervisory board unanimously approved the agreement and we have commenced the process of seeking regulatory approval. We intend to file in the US by year-end and foresee a filing in the European Union for quarter-one 2017.

In terms of financing, we successfully closed syndication of our $57 billion bank facility at the beginning of October. Refinancing in the capital markets will depend on respective market conditions and might be executed in part well in advance of an expected closing.

* * *

This concludes my remarks and we will now be happy to take your questions. Thank you.

QUESTION AND ANSWER

Operator

(Operator Instructions) Mr. Race.

Tim Race  - Deutsche Bank - Analyst

Hi, there this is Tim Race here from Deutsche Bank. I’ve got three questions, if I may.

* * *

And then, lastly, if I may, on the financing for the Monsanto transaction you’ve mentioned about potentially the refinancing may be done well in advance of the transaction in your opening remarks. Could you just perhaps comment about the mandatory convertible and the rights issue timing, as well? Thank you very much.

Werner Baumann  - Bayer AG - Chairman & CEO

Okay, Tim, thanks for the questions. So the first three will be answered by Dieter and Johannes Dietsch will then come to your financing question on the transaction.

* * *

Johannes Dietsch  - Bayer AG - CFO

Thank you, Tim. This is Johannes Dietsch. Of course, we are looking now into the refinancing.

You may have seen that we concluded the bridge loan and the term loan facility and syndicate it out now to a number of bank. So we have sufficient time also to go with this bridge facility way beyond the expected closing time. However, we believe it might be advisable to do part of the refinancing even ahead of the anticipated closing.

And here we could also imagine that the equity pieces should come before the bond placement in order to assure our credit rating. We have no specific plans and we cannot give you more indication on possible timing, only that we will observe the market and consider to place even before the anticipated closing.

* * *

Peter Verdult  - Citigroup - Analyst

Hi, good afternoon. Peter Verdult, Citi. Two questions please.

Just firstly on Monsanto, not sure if Liam is on the line, maybe Werner, as well. Could you provide an update on any of the regulatory timelines or the discussions you are having with the US, Europe and/or China in terms of upcoming dates of note and how those discussions are progressing?

* * *

Thank you.

Werner Baumann  - Bayer AG - Chairman & CEO

Okay, thanks, Peter. Let me take a first stab at your Monsanto question and then Liam is going to chip in, and Dieter will then elaborate on the hemophilia franchise.

As I mentioned in my introductory words we are planning to file still in quarter four in the US and then in quarter one in Europe. And that’s very much driven by the different processes in both regulatory jurisdictions.

In the US you kind of file right away, whereas in Europe you still have a number of pre-discussions prior to filing and that is what is going on. And beyond that there is not much more color we can give you. Liam?

Liam Condon  - Bayer AG - Head, CropScience

Yes, so the only thing I would add is the discussions, preliminary discussions that we’ve been having have been focusing primarily on the DOJ in the US. So it is clear for us that the Department of Justice is responsible. And this is a little bit different than Syngenta/ChemChina where it is the FTC and also with the European Commission.

And these are the two key jurisdictions right now and those discussion, preliminary discussions have been very constructive. We confirm that the timeline that we had outlined from the very beginning of the transaction that we would see a closing towards the end of 2017, and this is simply based on the fact that we are assuming regulatory authorities will require extensive information from us as from our competitors and other stakeholders. And this has been basically built into the timeline that we had outlined at the time of the transaction.

* * *

Jeremy Redenius  - Bernstein - Analyst

Hi, it’s Jeremy Redenius from Bernstein. A couple more questions, please, about the regulatory issues regarding the Monsanto transaction.

I guess, first, I’m wondering had they raised competitive R&D or let’s say a reduction in competitive R&D as an issue that they are looking at? Have they also been asking about data of the industry’s track record in innovating?

Second, also on the regulatory issues have they been looking at more detailed data than when you acquired Aventis? I know back in that case they looked country by country in Europe. Are you finding asking more detail than that?

And then thirdly shifting over to the US, have you had any engagements with US politicians following the Senate hearings back in September? Thanks very much.

Werner Baumann  - Bayer AG - Chairman & CEO

Yes, thanks Jeremy. Let me take the first two and then Liam is going to touch on the US engagement of the politicians.

On regulatory, as I mentioned earlier, both in the US and also in Europe, we are at the beginning of the process and not at the end, and hence I hope you can understand that we cannot comment in detail on data that is being requested or being discussed that is part of the regulatory process. That should not be discussed publicly, but it is part of the discussion between the agency and the companies involved. With that, I think I have also answered the second question regarding the level of detail in this transaction versus Monsanto — versus Aventis at the beginning of the last decade.

Liam Condon  - Bayer AG - Head, CropScience

So the only thing I would add is that we haven’t been surprised by any requests so far. So it’s all within the realm of what we were expecting. And on the political side in the US this is, of course, also highly I’d say of a highly confidential nature, any discussions that we have been having with politicians.

I do think the Senate hearing that you’ve seen in September was an indication of the kind of political temperature around the topic of industry consolidation in the US. And some concerns were raised, nothing that was very surprising and the topic wasn’t debated in any kind of an emotional way. And that confirmed what we have been getting just in general terms as feedback.

And this is going to be looked at based on the merits of each case. It’s going to be a fact-based assessment. And regulatory authorities are then going to come to their conclusion simply based on the facts around the cases and not based on emotion.

* * *

Vincent Meunier  - Morgan Stanley - Analyst

Good afternoon, gentlemen. Thank you for taking my questions.

Three questions please. The first two are on Monsanto.

Regarding the equity component of the deal, do you have more visibility on the breakdown between the rights issue and the convertible bond and also the possible discounts? I remember you were talking about 20%, 40% range for the discount.

* * *

Johannes Dietsch  - Bayer AG - CFO

Yes, thank you. Regarding the equity piece in the Monsanto financing we are sticking to the $19 billion as outlined. We said that we want to have the vast majority rights issue, and I once gave a ballpark number of around 20% to 25%. The 25% will be ex-delinked and as you rightly pointed out maybe a mandatory convertible bond.

With regard to the rights issue, we will issue new shares with subscription rights exclusively to the existing shareholders with a discount. And the indication, which we gave before, it’s still relative to 20% to 40%, we have not further refined it as we are not looking into the market conditions at this point in time.

* * *

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